

Mail Stop 3561

May 29, 2009

Dennis J. Simonis
Chief Executive Officer
ML Macadamia Orchards, L.P.
26-238 Hawaii Belt Road
Hilo, Hawaii 96720

> **Re:** **ML Macadamia Orchards, L.P.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 30, 2009**
> **File No. 001-09145**

Dear Mr. Simonis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to one of our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In one comment we have asked you to provide disclosure in your next Exchange Act filing, and in other comments we have asked you to provide us with draft disclosure so we may better understand your disclosure. In some comments we have asked you to comply in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis, page 53

1. We note your disclosure on page 54 that your executive bonus program "provides for incentives based upon net consolidated income (loss) and cash flow (as defined by the Partnership Agreement) from the operating plan…" Please

confirm that in future filings you will disclose the specific performance targets used to determine executive bonuses, and provide draft disclosure of these targets, omitting the numeric targets themselves. Alternatively, provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Certain Relationships and Related Transactions, and Director Independence, page 57

2.   Please confirm that in future filings you will disclose the types of transactions covered by your policies and procedures for the review, approval, or ratification of transactions with related persons, and provide draft disclosure of this information. Furthermore, confirm that in future filings you will disclose the standards to be applied pursuant to such policies and procedures and address how such policies and procedures are evidenced, and provide draft disclosure of this information. See Items 404(b)(1)(i), (ii) and (iv) of Regulation S-K.

Signatures, page 63

3.   Please confirm that in future filings your report will also be signed by your controller or principal accounting officer. See General Instruction D(2)(a) to Form 10-K.

Exhibits

4.   We note the credit agreement filed as exhibit 10.62 to the Form 8-K filed on July 14, 2008 did not include the exhibits to the agreement. Please file the complete credit agreement, including these exhibits with your next Exchange Act filing pursuant to Item 601(b)(10) of Regulation S-K. Furthermore, we note that the credit agreement references the Supplemental Security Agreement dated as of May 1, 2004 and the Second Supplemental Security Agreement dated as of July 8, 2008. Please file these agreements with your next Exchange Act filing pursuant to Item 601(b)(10) of Regulation S-K.

5.   Your certifications under Item 601(b)(31) of Regulation S-K appear to include modifications from the standard language. For example, we note the statement in the certification language in 4(b) "to provide reasonable assurance regarding the flexibility of financial reporting …." (Emphasis added.) Please file an amendment to the Form 10-K that includes a new corrected certification with the standard language from Item 601(b)(31) of Regulation S-K.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct questions to John Dana Brown at 202-551-3859 or David Link at 202-551-3356.

Sincerely,

John Reynolds
Assistant Director